--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT

       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                           --------------------------
                           BIG FLOWER HOLDINGS, INC.

                              (NAME OF THE ISSUER)

                      R. THEODORE AMMON                                            EVERCORE PARTNERS L.L.C.
                       EDWARD T. REILLY                                         EVERCORE CAPITAL PARTNERS L.P.
                      RICHARD L. RITCHIE                                     EVERCORE CAPITAL PARTNERS (NQ) L.P.
                       BFH MERGER CORP.                                EVERCORE CAPITAL OFFSHORE PARTNERS L.P. (CAYMAN)
              THOMAS H. LEE EQUITY FUND IV, L.P.                                       EBF GROUP L.L.C.
                 THL EQUITY ADVISORS IV, LLC                                      BIG FLOWER HOLDINGS, INC.
                                                                             (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                     089159

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

       MARK A. ANGELSON                    AUSTIN M. BEUTNER                        ANTHONY J. DINOVI
  BIG FLOWER HOLDINGS, INC.         EVERCORE CAPITAL PARTNERS L.P.                  BFH MERGER CORP.
      3 EAST 54TH STREET          EVERCORE CAPITAL PARTNERS (NQ) L.P.                 THOMAS H. LEE
   NEW YORK, NEW YORK 10022                EVERCORE CAPITAL                       EQUITY FUND IV, L.P.
        (212) 521-1600                     OFFSHORE PARTNERS                           THL EQUITY
                                             L.P. (CAYMAN)                          ADVISORS IV, LLC
                                           EBF GROUP L.L.C.                     C/O THOMAS H. LEE COMPANY
                                    65 EAST 55TH STREET, 33RD FLOOR            75 STATE STREET, SUITE 2600
                                       NEW YORK, NEW YORK 10022                BOSTON, MASSACHUSETTS 02109
                                            (212) 857-3100                           (617) 227-1050

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                                   COPIES TO:

      JOSEPH B. FRUMKIN                     THOMAS C. MAZZA                           ERIC L. COCHRAN
     SULLIVAN & CROMWELL                  DEWEY BALLANTINE LLP            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
       125 BROAD STREET               1301 AVENUE OF THE AMERICAS                     919 THIRD AVENUE
   NEW YORK, NEW YORK 10004             NEW YORK, NEW YORK 10019                  NEW YORK, NEW YORK 10022
        (212) 558-4000                       (212) 259-8000                            (212) 735-3000

                           --------------------------

    This statement is filed in connection with (check the appropriate box):

    /X/(a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

    /X/(b) The filing of a registration statement under the Securities Exchange
       Act of 1933.

    / /(c) A tender offer.

    / /(d) None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. /X/

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*:                                          AMOUNT OF FILING FEE**:
                       $764,873,665.17                                                    $152,974.73

* For purposes of calculating fee only. This transaction applies to an aggregate of 26,017,032 shares of Big Flower common stock (the sum of 23,644,491 outstanding shares of Big Flower common stock and 2,372,541 shares of Big Flower common stock issuable upon the exercise of currently exercisable stock options). The per unit price or other underlying value of the transaction computed as of July 13, 1999 pursuant to Exchange Act Rule 0-11(b)(2) is $30.6875. The proposed maximum aggregate value of the transaction is $764,873,665.17 (the product of the aggregate number of shares, multiplied by the per share price, less the exercise price of $14.13 per share with respect to the shares issuable upon the exercise of stock options).

** 1/50 of 1% of Transaction Valuation, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended.

/X/  CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

                  AMOUNT PREVIOUSLY PAID: __$874.31
                  FORM OR REGISTRATION NO.: FORM S-4

                  FILING PARTY: BIG FLOWER HOLDINGS, INC.

                  DATE FILED: JULY 16, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

    This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "Commission") by Big Flower Holdings, Inc. ("Big Flower"), BFH Merger Corp. ("BFH Merger Corp."), Thomas H. Lee Equity Fund IV, L.P. ("THL Equity Fund IV"), THL Equity Advisors IV, LLC ("THL Advisors"), Evercore Partners L.L.C. ("Evercore Partners L.L.C."), Evercore Capital Partners L.P. ("Evercore Capital Partners"), Evercore Capital Partners (NQ) L.P. ("Evercore NQ"), Evercore Capital Offshore Partners L.P. (Cayman) ("Evercore Offshore"), EBF Group L.L.C. ("EBF Group") and the following executive officers and management directors of Big Flower: R. Theodore Ammon, Edward T. Reilly and Richard L. Ritchie. This transaction statement relates to the Agreement and Plan of Merger, dated as of June 29, 1999 ("Merger Agreement"), between Big Flower and BFH Merger Corp., pursuant to which BFH Merger Corp., will be merged with and into Big Flower, with Big Flower as the surviving corporation. BFH Merger Corp. was formed by THL Equity Fund IV and Evercore Capital Partners and their respective affiliates for the purpose of consummating the merger.

    Under the terms, and subject to the conditions of the Merger Agreement, each outstanding share of Big Flower common stock, par value $0.01 per share ("Big Flower Common Stock"), other than shares held by Big Flower in its treasury or by one of its subsidiaries, certain shares retained by members of management in the merger, and shares for which appraisal rights are perfected in accordance with Delaware law, will be converted into the right to receive (a) $30.00 in cash, (b) 0.21 shares of paid-in-kind preferred stock of Big Flower, with a liquidation preference of $25.00 per share (or $5.25 liquidation preference per share of Big Flower Common Stock owned by each holder) and dividends accruing at an annual rate of 10% compounded semi-annually ("PIK Preferred Stock"), and (c) a warrant to purchase approximately 0.02 of a share of Big Flower Common Stock which becomes exercisable upon the occurrence of certain specified events (the "Warrants").

    Concurrently with the filing of this transaction statement, Big Flower is filing with the Commission a preliminary proxy statement/prospectus on Form S-4 (the "Registration Statement") relating to the annual meeting of stockholders of Big Flower and the issuance of the PIK Preferred Stock and Warrants. At the Big Flower meeting, the stockholders of Big Flower will consider and vote upon: adoption of the Merger Agreement, the election of two directors to the Big Flower board of directors, and ratification of the appointment of Deloitte & Touche LLP as Big Flower's independent certified public accountants. A copy of the Registration Statement is attached hereto as Exhibit (d), and a copy of the Merger Agreement is attached as Appendix A to the Registration Statement.

    The Cross Reference Sheet herein is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Registration Statement that responds to each item of this statement. The information in the Registration Statement, including all exhibits thereto, is hereby expressly incorporated by reference to this transaction statement, and the responses to each item are qualified in their entirety by the provisions of the Registration Statement. The Registration Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this statement shall have the meanings given to them in the Registration Statement.

                             CROSS-REFERENCE SHEET

ITEM OF SCHEDULE 13E-3          LOCATION IN REGISTRATION STATEMENT (INCORPORATED HEREIN BY REFERENCE)
------------------------------  ---------------------------------------------------------------------------------

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a).....................  Cover Page; "Description of Big Flower".

(b).....................  "Summary--The Big Flower Meeting"; "Market Price and Dividend
                          Data--Number of Stockholders"; "The Big Flower Meeting--Voting".

(c).....................  "Special Factors--Effect of the Merger on Big Flower Capital
                          Stock"; "Market Price and Dividend Data".

(d).....................  "Market Price and Dividend Data--Dividend Information".

(e).....................  "Market Price and Dividend Data".

(f).....................  Appendix E--"Transactions Involving Big Flower Common Stock by
                          Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC,
                          Evercore Partners L.L.C., Evercore Capital Partners L.P.,
                          Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore
                          Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and
                          Executive Officers and Directors of Big Flower".

ITEM 2. IDENTITY AND BACKGROUND.

    This Transaction Statement is being filed by the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, jointly with BFH Merger Corp., Evercore Capital Partners, Evercore Partners L.L.C., Evercore NQ, Evercore Offshore, EBF Group, THL Equity Fund IV, THL Advisors, A. Theodore Ammon, Edward T. Reilly and Richard L. Ritchie.

(a)--(d)................  "Questions and Answers About the Merger"; "Description of Big
                          Flower"; "Description of BFH Merger Corp.--Thomas H. Lee Equity
                          Fund IV"; "Description of BFH Merger Corp.--Evercore Capital
                          Partners"; Appendix F--"Information Relating to Evercore Partners
                          L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners
                          (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF
                          Group L.L.C., Thomas H. Lee Equity Fund IV, L.P., THL Equity
                          Advisors IV, LLC, and their Respective Principals, and the
                          Executive Officers and Directors of BFH Merger Corp. and Big
                          Flower".

(e)--(f)................  None of the directors or executive officers of Big Flower, BFH
                          Merger Corp., Evercore Capital Partners, Evercore Partners
                          L.L.C., Evercore NQ, Evercore Offshore, EBF Group, THL Equity
                          Fund IV or THL Advisors nor any of Thomas H. Lee, Roger C.
                          Altman, Austin M. Beutner or David G. Offensend: (a) was, during the last five years, convicted in a criminal proceeding
                          (excluding traffic violations or similar proceedings) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                          LOCATION IN REGISTRATION STATEMENT (INCORPORATED HEREIN BY
ITEM OF SCHEDULE 13E-3    REFERENCE)
------------------------  -----------------------------------------------------------------
(g)...........................  Appendix F--"Information Relating to Evercore Partners L.L.C., Evercore Capital
                                Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore
                                Partners L.P. (Cayman), EBF Group L.L.C., Thomas H. Lee Equity Fund IV, L.P., THL
                                Equity Advisors IV, LLC, and their Respective Principals, and the Executive
                                Officers and Directors of Big Flower".

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

(a)(1)..................  Appendix E--"Transactions Involving Big Flower Common Stock by
                          Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC,
                          Evercore Partners L.L.C., Evercore Capital Partners L.P.,
                          Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore
                          Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and
                          Executive Officers and Directors of Big Flower."

(a)(2)..................  "Special Factors--Background of the Merger".

(b).....................  "Special Factors--Conflicts of Interest of Certain Members of the
                          Big Flower Board of Directors and Management"; "Special
                          Factors--Background of the Merger".

ITEM 4. TERMS OF THE TRANSACTION.

(a).....................  "Questions and Answers About the Merger"; "Summary"; "Special
                          Factors"; "The Merger Agreement"; "Description of Big Flower
                          Capital Stock Following the Merger"; Appendix A--"Agreement and
                          Plan of Merger, dated as of June 29, 1999, between Big Flower
                          Holdings, Inc. and BFH Merger Corp."

(b).....................  "Questions and Answers About the Merger"; "Summary--Conflicts of
                          Interests of Management Members of the Big Flower Board and Man-
                          agement"; "Special Factors--Conflicts of Interest of Certain
                          Members of the Big Flower Board of Directors and Management";
                          "The Merger Agreement--Consideration to Be Received in the
                          Merger"; "The Merger Agreement--Covenants".

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a).....................  None

(b).....................  None

(c).....................  "Special Factors--Amendment of Big Flower Restated Certificate of
                          Incorporation and Amended and Restated Bylaws"; "The Merger
                          Agreement--Corporate Governance"; "Directors and Management of
                          Big Flower Following the Merger".

                          LOCATION IN REGISTRATION STATEMENT (INCORPORATED HEREIN BY
ITEM OF SCHEDULE 13E-3    REFERENCE)
------------------------  -----------------------------------------------------------------
(d)...........................  "Description of Big Flower Capital Stock Following the Merger--PIK Preferred
                                Stock and Warrants"; "Market Price and Dividend Data--Dividend Information"; "Big
                                Flower Unaudited Pro Forma Financial Information".

(e)...........................  "Description of Big Flower Capital Stock Following the Merger"; "Special
                                Factors--Consequences of the Merger; Plans for Big Flower After the Merger";
                                "Special Factors--Source and Amount of Funds"; "Capitalization"; "Sources and
                                Uses".

(f)...........................  "Special Factors--Effect of the Merger on Big Flower Capital Stock".

(g)...........................  "Special Factors--Effect of the Merger on Big Flower Capital Stock".

ITEM 6. SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a).....................  "Summary--Source and Amount of Funds and Other Consideration";
                          "Special Factors--Source and Amount of Funds"; "Sources and
                          Uses".

(b).....................  "Special Factors--Fees and Expenses of the Merger"; "The Merger
                          Agreement--Fees and Expenses".

(c).....................  "Special Factors--Source and Amount of Funds"; "Capitalization";
                          "Sources and Uses".

(d).....................  Not Applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a).....................  "Special Factors--Background of the Merger"; "Special
                          Factors--Big Flower's Reasons for the Merger; Recommendation of
                          the Big Flower Board of Directors".

(b).....................  "Special Factors--Background of the Merger"; "Special
                          Factors--Big Flower's Reasons for the Merger; Recommendation of
                          the Big Flower Board of Directors".

(c).....................  "Special Factors--Background of the Merger"; "Special
                          Factors--Big Flower's Reasons for the Merger; Recommendation of
                          the Big Flower Board of Directors".

(d).....................  "Questions and Answers About the Merger"; "Summary--What You Will
                          Receive in the Merger"; "Summary--Conflicts of Interests of
                          Management Members of the Big Flower Board and Management";
                          "Summary-- Risk Factors"; "Risk Factors"; "Special
                          Factors--Consequences of the Merger; Plans for Big Flower After
                          the Merger"; "Special Factors-- Effect of the Merger on Big
                          Flower Capital Stock"; "Capitalization"; "Sources and Uses";
                          "United States Federal Income Tax Considerations"; "Special
                          Factors--Accounting Treatment"; "Directors and Management of Big
                          Flower Following the Merger".

ITEM OF SCHEDULE 13E-3          LOCATION IN REGISTRATION STATEMENT (INCORPORATED HEREIN BY REFERENCE)
------------------------------  ---------------------------------------------------------------------------------

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) and (b)...................  "Summary--Recommendation of the Big Flower Board"; "Special Factors--Background
                                of the Merger"; "Special Factors--Big Flower's Reasons for the Merger;
                                Recommendation of the Big Flower Board of Directors"; "Special Factors--Opinions
                                of Big Flower's Financial Advisors"; "Special Factors--Fairness of the Merger".

(c).....................  "The Big Flower Meeting--Voting".

(d).....................  "Special Factors--Background of the Merger"; "Special
                          Factors--Big Flower's Reasons for the Merger; Recommendation of
                          the Big Flower Board of Directors"; "Special Factors--Opinions of
                          Big Flower's Financial Advisors"; "Special Factors--Fairness of
                          the Merger".

(e).....................  "Summary--Recommendation of the Big Flower Board"; "Special Fac-
                          tors--Background of the Merger"; "Special Factors--Conflicts of
                          Interest of Certain Members of the Big Flower Board of Directors
                          and Management"; "Special Factors--Fairness of the Merger";
                          "Special Factors--Big Flower's Reasons for the Merger;
                          Recommendation of the Big Flower Board of Directors".

(f).....................  "Special Factors--Background of the Merger"; "Special
                          Factors--Big Flower's Reasons for the Merger; Recommendation of
                          the Big Flower Board of Directors".

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)--(c)................  "Summary--Opinion of Financial Advisors"; "Special Factors--
                          Background of the Merger"; "Special Factors--Opinions of Big
                          Flower's Financial Advisors"; Appendix B--"Opinion of Goldman,
                          Sachs & Co., dated June 29, 1999"; Appendix C--"Opinion of
                          Berenson Minella & Company, dated June 29, 1999".

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a).....................  "Special Factors--Conflicts of Interest of Certain Members of the
                          Big Flower Board of Directors and Management"; "Directors and
                          Management of Big Flower Following the Merger"; "Other
                          Information for the Big Flower Meeting--Voting Securities and
                          Principal Holders Thereof".

(b).....................  Appendix E--"Transactions Involving Big Flower Common Stock by
                          Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC,
                          Evercore Partners L.L.C., Evercore Capital Partners L.P.,
                          Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore
                          Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and
                          Executive Officers and Directors of Big Flower".

ITEM OF SCHEDULE 13E-3          LOCATION IN REGISTRATION STATEMENT (INCORPORATED HEREIN BY REFERENCE)
------------------------------  ---------------------------------------------------------------------------------

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

                                "Summary--The Big Flower Meeting"; "The Big Flower Meeting-- Voting"; "Special
                                Factors--Conflicts of Interest of Certain Members of the Big Flower Board of
                                Directors and Management"; "Special Factors-- Source and Amount of Funds";
                                "Sources and Uses".

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a).....................  "Summary--The Big Flower Meeting"; "Summary--Recommendation of
                          the Big Flower Board"; "The Big Flower Meeting--Voting"; "Special
                          Factors--Conflicts of Interest of Certain Members of the Big
                          Flower Board of Directors and Management"; "Special Factors--Big
                          Flower's Reasons for the Merger; Recommendation of the Big Flower
                          Board of Directors"; "Special Factors--Source and Amount of
                          Funds"; "Special Factors--Fairness of the Merger".

(b).....................  "Summary--Recommendation of the Big Flower Board"; "The Big
                          Flower Meeting--General"; "Special Factors--Big Flower's Reasons
                          for the Merger; Recommendation of the Big Flower Board of
                          Directors"; "Special Factors--Fairness of the Merger".

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a).....................  "Summary--Appraisal Rights"; "Appraisal Rights"; Appendix D--
                          "Section 262 of the Delaware General Corporation Law".

(b).....................  Not Applicable.

(c).....................  Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

                          Pursuant to General Instruction D to Schedule 13E-3, Big Flower's
                          Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended March
                          31, 1999 are incorporated by reference in the Registration
                          Statement. Big Flower's audited financial statements for the periods covered by the Form 10-K and unaudited financial
                          statements for the periods covered by the Form 10-Q are
                          incorporated herein by reference.

(a) and (b).............  "Summary--Selected Historical Financial Data";
                          "Summary--Unaudited Pro Forma Consolidated Financial Data"; "Big
                          Flower Unaudited Pro Forma Financial Information".

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a).....................  "The Big Flower Meeting--Solicitation of Proxies".

(b).....................  "The Big Flower Meeting--Solicitation of Proxies".

ITEM OF SCHEDULE 13E-3          LOCATION IN REGISTRATION STATEMENT (INCORPORATED HEREIN BY REFERENCE)
------------------------------  ---------------------------------------------------------------------------------

ITEM 16. ADDITIONAL INFORMATION.

                                The Registration Statement and the Appendices and Exhibits attached thereto.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a).....................  (1) Senior Credit Facility Commitment Letter from the Chase
                          Manhattan Bank, Banker's Trust Company, Nationsbank, N.A., Chase
                              Securities Inc. and Deutsche Bank Securities Inc. to BFH
                              Merger Corp, dated June 28, 1999.

                          (2) Bridge Loan and Term Loan Facility Commitment Letter from
                              Bankers Trust Corporation, the Chase Manhattan Bank and
                              Nationsbridge, L.L.C. to BFH Merger Corp., dated June 28,
                              1999.

(b).....................  (1) Opinion of Goldman, Sachs & Co. dated June 29, 1999 (included as Appendix B to the Registration Statement).
                          (2) Financial Analysis Presentation materials prepared by
                          Goldman, Sachs & Co. in connection with providing its opinion to the Big Flower Board of Directors.
                          (3) Opinion of Berenson Minella & Company dated June 29, 1999
                              (included as Appendix C to the Registration statement).
                          (4) Financial Analysis Presentation materials prepared by
                          Berenson Minella & Company in connection with providing its opinion to the Big Flower Board of Directors.

(c).....................  Not Applicable

(d).....................  Preliminary Proxy Statement/Prospectus on Form S-4 of Big Flower
                          Holdings, Inc.

(e).....................  Section 262 of the Delaware General Corporation Law (included as
                          Appendix D to the Registration Statement).

(f).....................  Not Applicable

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a) The information set forth in the Cover Page and "Description of Big Flower" of the Registration Statement is incorporated herein by reference.

    (b) The information set forth in "Summary--The Big Flower Meeting"; "Market Price and Dividend Data--Number of Stockholders"; and "Big Flower Meeting--Voting" of the Registration Statement is incorporated herein by reference.

    (c) The information set forth in "Special Factors--Effect of the Merger on Big Flower Capital Stock"; and "Market Price and Dividend Data" of the Registration Statement is incorporated herein by reference.

    (d) The information set forth in "Market Price and Dividend Data--Dividend Information" of the Registration Statement is incorporated herein by reference.

    (e) The information set forth in "Market Price and Dividend Data" of the Registration Statement is incorporated herein by reference.

    (f) The information set forth in Appendix E--"Transactions Involving Big Flower Common Stock by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and Executive Officers and Directors of Big Flower" of the Registration Statement is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    This Transaction Statement is being filed by the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, jointly with BFH Merger Corp., Evercore Capital Partners, Evercore Partners L.L.C., Evercore NQ, Evercore Offshore, EBF Group, THL Equity Fund IV, THL Advisors, A. Theodore Ammon, Edward T. Reilly and Richard L. Ritchie.

    (a)--(d) The information set forth in "Questions and Answers About the Merger"; "Description of Big Flower"; "Description of BFH Merger Corp.--Thomas H. Lee Equity Fund IV"; "Description of BFH Merger Corp.--Evercore Capital Partners"; and Appendix F-- "Information Relating to Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, and their Respective Principals, and the Executive Officers and Directors of BFH Merger Corp. and Big Flower" of the Registration Statement is incorporated herein by reference.

    (e)--(f) None of the directors or executive officers of Big Flower, BFH Merger Corp., Evercore Capital Partners, Evercore Partners L.L.C., Evercore NQ, Evercore Offshore, EBF Group, THL Equity Fund IV or THL Advisors nor any of Thomas H. Lee, Roger Altman, Austin M. Beutner or David G. Offensend: (a) was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar proceedings) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

    (g) The information set forth in Appendix F--"Information Relating to Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Thomas H. Lee

            Equity Fund IV, L.P., THL Equity Advisors IV, LLC, and their Respective Principals, and the Executive Officers and Directors of BFH Merger Corp. and Big Flower" of the Registration Statement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)(1) The information set forth in Appendix E--"Transactions Involving Big Flower Common Stock by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and Executive Officers and Directors of Big Flower" of the Registration Statement is incorporated herein by reference.

    (a)(2) The information set forth in "Special Factors--Background of the Merger" of the Registration Statement is incorporated herein by reference.

    (b) The information set forth in "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; and "Special Factors-- Background of the Merger" of the Registration Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in "Questions and Answers About the Merger"; "Summary"; "Special Factors"; "The Merger Agreement"; "Description of Big Flower Capital Stock Following the Merger"; and Appendix A--"Agreement and Plan of Merger, dated as of June 29, 1999, between Big Flower Holdings, Inc. and BFH Merger Corp." of the Registration Statement is incorporated herein by reference.

    (b) The information set forth in "Questions and Answers About the Merger"; "Summary-- Conflicts of Interest of Management Members of the Big Flower Board and Management"; "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "The Merger Agreement--Consideration to Be Received in the Merger"; and "The Merger Agreement--Covenants" of the Registration Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a) None.

    (b) None.

    (c) The information set forth in "Special Factors--Amendment of Big Flower Restated Certificate of Incorporation and Amended and Restated Bylaws"; "The Merger Agreement--Corporate Governance"; and "Directors and Management of Big Flower Following the Merger" of the Registration Statement is incorporated herein by reference.

    (d) The information set forth in "Description of Big Flower Capital Stock Following the Merger-- PIK Preferred Stock and Warrants"; "Market Price and Dividend Data--Dividend Information"; and "Big Flower Unaudited Pro Forma Financial Information" of the Registration Statement is incorporated herein by reference.

    (e) The information set forth in "Description of Big Flower Capital Stock Following the Merger"; "Special Factors--Consequences of the Merger; Plans for Big Flower After the Merger"; "Special Factors--Source and Amount of Funds"; "Capitalization"; and "Sources and Uses" of the Registration Statement is incorporated herein by reference.

    (f) The information set forth in "Special Factors--Effect of the Merger on Big Flower Capital Stock" of the Registration Statement is incorporated herein by reference.

    (g) The information set forth in "Special Factors--Effect of the Merger on Big Flower Capital Stock" of the Registration Statement is incorporated herein by reference.

ITEM 6. SOURCES AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

    (a) The information set forth in "Summary--Source and Amount of Funds and Other Consideration"; "Special Factors--Source and Amount of Funds"; and "Sources and Uses" of the Registration Statement is incorporated herein by reference.

    (b) The information set forth in "Special Factors--Fees and Expenses of the Merger"; and "The Merger Agreement--Fees and Expenses" of the Registration Statement is incorporated herein by reference.

    (c) The information set forth in "Special Factors--Source and Amount of Funds"; "Capitalization"; and "Sources and Uses" of the Registration Statement is incorporated herein by reference.

    (d) Not Applicable.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

    (a) The information set forth in "Special Factors--Background of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Registration Statement is incorporated herein by reference.

    (b) The information set forth in "Special Factors--Background of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Registration Statement is incorporated herein by reference.

    (c) The information set forth in "Special Factors--Background of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Registration Statement is incorporated herein by reference.

    (d) The information set forth in "Questions and Answers About the Merger"; "Summary--What You Will Receive in the Merger"; "Summary--Conflicts of Interests of Management Members of the Big Flower Board and Management"; "Summary--Risk Factors"; "Risk Factors"; "Special Factors--Consequences of the Merger; Plans for Big Flower After the Merger"; "Special Factors--Effect of the Merger on Big Flower Capital Stock"; "Capitalization"; "Sources and Uses"; "United States Federal Income Tax Considerations"; "Special Factors-- Accounting Treatment"; and "Directors and Management of Big Flower Following the Merger" of the Registration Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)--(b) The information set forth in "Summary--Recommendation of the Big Flower Board"; "Special Factors--Background of the Merger"; "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; "Special Factors--Opinions of Big Flower's Financial Advisors"; and "Special Factors--Fairness of the Merger" of the Registration Statement is incorporated herein by reference.

    (c) The information set forth in "The Big Flower Meeting--Voting" of the Registration Statement is incorporated herein by reference.

    (d) The information set forth in "Special Factors--Background of the Merger"; "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; "Special Factors--Opinions of Big Flower's Financial Advisors"; and "Special Factors--Fairness of the Merger" of the Registration Statement is incorporated herein by reference.

    (e) The information set forth in "Summary--Recommendation of the Big Flower Board"; "Special Factors--Background of the Merger"; "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "Special Factors--Fairness of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Registration Statement is incorporated herein by reference.

    (f) The information set forth in "Special Factors--Background of the Merger"; and "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors" of the Registration Statement is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a)--(c) The information set forth in "Summary--Opinion of Financial Advisors"; "Special Factors--Background of the Merger"; "Special Factors--Opinions of Big Flower's Financial Advisors"; Appendix B--"Opinion of Goldman, Sachs & Co., dated June 29, 1999"; and Appendix C--"Opinion of Berenson Minella & Company, dated June 29, 1999" of the Registration Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a) The information set forth in "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "Directors and Management of Big Flower Following the Merger"; and "Other Information for the Big Flower Meeting--Voting Securities and Principal Holders Thereof" of the Registration Statement is incorporated herein by reference.

    (b) The information set forth in Appendix E--"Transactions Involving Big Flower Common Stock by Thomas H. Lee Equity Fund IV, L.P., THL Equity Advisors IV, LLC, Evercore Partners L.L.C., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P. (Cayman), EBF Group L.L.C., Big Flower and Executive Officers and Directors of Big Flower" of the Registration Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Summary--The Big Flower Meeting"; "The Big Flower Meeting-- Voting"; "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "Special Factors--Source and Amount of Funds"; and "Sources and Uses" of the Registration Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a) The information set forth in "Summary--The Big Flower Meeting"; "Summary-- Recommendation of the Big Flower Board"; "The Big Flower Meeting--Voting"; "Special Factors--Conflicts of Interest of Certain Members of the Big Flower Board of Directors and Management"; "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; "Special Factors--Source and Amount of Funds"; and "Special Factors--Fairness of the Merger" of the Registration Statement is incorporated herein by reference.

    (b) The information set forth in "Summary--Recommendation of the Big Flower Board"; "The Big Flower Meeting--General"; "Special Factors--Big Flower's Reasons for the Merger; Recommendation of the Big Flower Board of Directors"; and "Special Factors--Fairness of the Merger" of the Registration Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in "Summary--Appraisal Rights"; "Appraisal Rights"; and Appendix D--"Section 262 of the Delaware General Corporation Law" of the Registration Statement is incorporated herein by reference.

    (b) Not Applicable.

    (c) Not Applicable.

ITEM 14. FINANCIAL INFORMATION.

    Pursuant to General Instruction D to Schedule 13-3, Big Flower's Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 are incorporated by reference in the Registration Statement. Big Flower's audited financial statements for the periods covered by the Form 10-K and unaudited financial statements for the periods covered by the Form 10-Q are incorporated herein by reference.

    (a)--(b) The information set forth in "Summary--Selected Historical Financial Data"; "Summary--Unaudited Pro Forma consolidated Financial Data"; and "Big Flower Unaudited Pro Forma Financial Information" of the Registration Statement is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in "The Big Flower Meeting--Solicitation of Proxies" of the Registration Statement is incorporated herein by reference.

    (b) The information set forth in "The Big Flower Meeting--Solicitation of Proxies" of the Registration Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    The Registration Statement and the Appendices and Exhibits attached thereto are incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit(a)  (1) Senior Credit Facility Commitment Letter from the Chase Manhattan Bank,
            Banker's Trust Company, Nationsbank, N.A., Chase Securities Inc. and Deutsche
                Bank Securities Inc. to BFH Merger Corp, dated June 28, 1999.
            (2) Bridge Loan and Term Loan Facility Commitment Letter from Bankers Trust
                Corporation, the Chase Manhattan Bank and Nationsbridge, L.L.C. to BFH
                Merger Corp., dated June 28, 1999.

Exhibit(b)  (1) Opinion of Goldman Sachs & Co. dated June 29, 1999 (included as Appendix B to the Registration it Statement).
            (2) Financial analysis presentation materials prepared by Goldman Sachs & Co. in connection with providing its opinion to the Big Flower Board of Directors.
            (3) Opinion of Berenson Minella & Company dated June 29, 1999 (included as
            Appendix C to the Registration statement).
            (4) Financial analysis presentation materials prepared by Berenson Minella &
            Company in connection with providing its opinion to the Big Flower Board of
                Directors.

Exhibit(c)  Not Applicable

Exhibit(d)  Preliminary Proxy Statement/Prospectus on Form S-4 of Big Flower Holdings, Inc.

Exhibit(e)  Section 262 of the Delaware General Corporation Law (included as Appendix D to the Registration Statement).

Exhibit(f)  Not Applicable

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 1999

                                BFH MERGER CORP.

                                By:  /s/ ANTHONY DINOVI
                                     -----------------------------------------
                                     Name: Anthony DiNovi
                                     Title:  Managing Director

                                THOMAS H. LEE EQUITY FUND IV, L.P.

                                By: THL Equity Advisors IV, LLC
                                   General Partner

                                By:  /s/ ANTHONY DINOVI
                                     --------------------------------------
                                     Name: Anthony DiNovi
                                     Title:  Managing Director

                                THL EQUITY ADVISORS IV, LLC

                                By:  /s/ ANTHONY DINOVI
                                     -----------------------------------------
                                     Name: Anthony DiNovi
                                     Title:  Managing Director

                                EVERCORE PARTNERS L.L.C.

                                By:  /s/ AUSTIN M. BEUTNER
                                     -----------------------------------------
                                     Name: Austin M. Beutner
                                     Title: Managing Member

                                EVERCORE CAPITAL PARTNERS L.P.
                                EVERCORE CAPITAL PARTNERS (NQ) L.P.
                                EVERCORE CAPITAL OFFSHORE PARTNERS L.P.
                                (CAYMAN)
                                EBF GROUP L.L.C.

                                By:  EVERCORE PARTNERS L.L.C., their general
                                     partner

                                By:  /s/ AUSTIN M. BEUTNER
                                     -----------------------------------------
                                     Name: Austin M. Beutner
                                     Title: Managing Member

                                BIG FLOWER HOLDINGS, INC.

                                By:  /s/ MARK A. ANGELSON
                                     -----------------------------------------
                                     Name: Mark A. Angelson
                                     Title: Executive Vice President--Office of
                                     the Chairman, General Counsel and
                                            Secretary

                                               /s/ R. THEODORE AMMON
                                     -----------------------------------------
                                                 R. Theodore Ammon

                                                /s/ EDWARD T. REILLY
                                     -----------------------------------------
                                                  Edward T. Reilly

                                               /s/ RICHARD L. RITCHIE
                                     -----------------------------------------
                                                 Richard L. Ritchie

                                 EXHIBIT INDEX

(a)(1)..................  Senior Credit Facility Commitment Letter from the Chase Manhattan
                          Bank, Banker's Trust Company, Nationsbank, N.A., Chase Securities
                          Inc. and Deutsche Bank Securities Inc. to BFH Merger Corp, dated
                          June 28, 1999.

(a)(2)..................  Bridge Loan and Term Loan Facility Commitment Letter from Bankers
                          Trust Corporation, the Chase Manhattan Bank and Nationsbridge,
                          L.L.C. to BFH Merger Corp., dated June 28, 1999.

(b)(1)..................  Opinion of Goldman, Sachs & Co. dated June 29, 1999 (included as
                          Appendix B to the Registration Statement).

(b)(2)..................  Financial analysis presentation materials prepared by Goldman,
                          Sachs & Co. in connection with providing its opinion to the Big
                          Flower Board of Directors.

(b)(3)..................  Opinion of Berenson Minella & Company dated June 29, 1999
                          (included as Appendix C to the Registration statement).

(b)(4)..................  Financial analysis presentation materials prepared by Berenson
                          Minella & Company in connection with providing its opinion to the
                          Big Flower Board of Directors.

(d).....................  Preliminary Proxy Statement/Prospectus on Form S-4 of Big Flower
                          Holdings, Inc.

(e).....................  Section 262 of the Delaware General Corporation Law (included as
                          Appendix D to the Registration Statement).